The Bank Street Group LLC

FINANCIAL STATEMENT
JUNE 30, 2026

With Report of Independent Registered Public Accounting Firm
(SEC I.D. No. 8-53542)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53542

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2025 (MM/DD/YY) AND ENDING 06/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Bank Street Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 Ludlow Street, South Tower, 3rd Floor
(No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Henry (Name) (203) 252-2813 (Area Code – Telephone Number) jhenry@bankstreet.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC
(Name – if individual, state last, first, and middle name)

311 N. University Drive, Suite 621 (Address) Coral Springs (City) FL (State) 33065 (Zip Code)

04/13/2010 (Date of Registration with PCAOB)(if applicable) 5036 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Henry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Bank Street Group LLC, as of 6/30, 2 026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TERESA K. BURNS
NOTARY PUBLIC
State of Connecticut
My Commission Expires Sep. 30, 2027

Signature:

Title:
Senior Managing Director

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-[redacted] or 17 CFR 240.18a-[redacted], as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-[redacted], or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.173-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Bank Street Group LLC
June 30, 2026

Table of Contents

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of The Bank Street Group LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Bank Street Group LLC as of June 30, 2026 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The Bank Street Group LLC as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Bank Street Group LLC's management. Our responsibility is to express an opinion on The Bank Street Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Bank Street Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as The Bank Street Group LLC's auditor since 2026.
Assurance Dimensions, LLC
Coral Springs, Florida
August 27, 2026

THE BANK STREET GROUP LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2026

ASSETS	
Cash	$ 884,508
Accounts receivable	57,442
Interest receivable	59,300
Fixed assets, net of accumulated depreciation of $89,851	36,938
Right of use asset	51,927
Securities owned, at fair value	19,949,488
Security deposit	56,797
TOTAL ASSETS	$ 21,096,400
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 317,441
Deferred retainer income	122,500
Operating lease liability	63,479
TOTAL LIABILITIES	503,420
Commitments and Contingencies (see Note 5)	
Members' equity	20,592,980
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 21,096,400

See notes to financial statement

1. ORGANIZATION AND NATURE OF BUSINESS

The Bank Street Group LLC (the "Company"), formed in May 2001 is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended June 30, 2026.

As a boutique investment broker dealer, the Company provides merger and acquisition advisory services and private placements of securities on a best basis to its clients. The Company assists management teams with analyzing, structuring, and executing a wide range of strategic and financial alternatives. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

BASIS OF PRESENTATION

The financial statement have been prepared in accordance with accounting principles generally accepted in the United State of America ("GAAP").

CASH

The Company considers all highly liquid investments within an original maturity of three months or less when purchased to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of five to seven years.

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas.

SECURITIES OWNED AT FAIR VALUE

Securities owned, at fair value, is primarily comprised of a U.S. Treasury Money Market Fund. These securities are maintained to support the Company's liquidity needs, and accordingly, changes in securities owned are reflected within investing cash flows. Securities transactions recorded on a trade-date basis, and interest is recognized on an accrual basis.

USE OF ESTIMATES

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

REVENUE RECOGNITION

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company provides investment banking services, including merger and acquisitions advisory, private placements of debt and equity capital as well as other related services. Contract agreements for advisory services with clients generally call for monthly retainers and success fees for the performance under the agreement. Revenue for advisory service retainer payments is recognized overtime during an engagement, and deferred revenue is recorded as a liability for the unearned portion at the financial statement date. Success fees for transactions are recognized at the point in time that performance under the arrangement is completed, typically at the closing date of the transaction. There is no material revenue from private placements during the 2026 fiscal year.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution, which at times may exceed federal insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to certain limits. At June 30,2026, The Bank Street Group LLC has approximately $634,500, in excess of FDIC-insured limits. The bank Street Group LLC has not experienced any losses in such accounts.

At June 30, 2026, the Company maintained cash and securities with a carrying value of approximately $20,834,000 with one brokerage firm that is a member of the Securities Investors Protection Corporation ("SIPC"). SIPC protection is limited to $500,000 per customer, including a maximum of $250,000 for claims of cash. At June 30, 2026, approximately $20,834,00 of the Company's cash and securities exceeded applicable SIPC protection [and any excess protection maintained by the brokerage firm]. SIPC protection applies to missing customer property in the event of a brokerage firm liquidation and does not protect against declines in market value of investments. The Company monitors the financial condition of its custodian and has not experienced losses related to this concentration.

For the year end June 30, 2026, 66% of gross revenues were derived from six clients.

CREDIT LOSSES ON FINANCIAL INSTRUMENTS

The Company recognizes and measures credit losses in accordance with the ("FASB") Accounting Standard Codification ("ASC") 326, *Financial Instalments -Credit Losses* ("ASC 326"). In July 2025, the FASB issued Accounting Standard Update ("ASU") No. 2025-05, "Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments." This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model.

CREDIT LOSSES ON FINANCIAL INSTRUMENTS (CONTINUED)
Under CECL, the allowance for credit losses on financial assets that are measured at amortized cost reflects management's estimates of credit losses over the remaining expected life of such assets. Expected credit losses for newly recognized financials assets, as well as changes to expected credit losses during the period, are recognized in earnings.

ACCOUNTS RECEIVABLE
Accounts receivables are non-interest-bearing uncollateralized obligation receivable in accordance with the terms agreed upon each customer. The carrying amount of the account receivable is reduced by an allowance for credit losses, as necessary, to reflect management's best estimate of the amounts that will not be collected. The Company considers factors such as historical experience, credit quality, age of balances and current future economic conditions that may affect the Company's; expectations of the collectability in determining the allowance for credit losses. Based on the Company's review, no allowance for credit losses is deemed necessary as of June 30, 206.

DEFERRED REVENUES
Deferred revenues represent the Company's obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. The opening balance of deferred revenues was $122,500 and the closing balance was $122,500.

INCOME TAXES
The Company files its federal income tax as a limited liability company under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of its members. The members are individually liable for Federal, state and local income taxes.

In addition, recently issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes, which was adopted by the Company effective January 1, 2010, had no effect on the financial statements. Management concluded there were no material uncertain tax positions at June 30, 2026, principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

EXPENSE REIMBURSEMENT INCOME
The Company incurs costs from time to time which, per the terms of the engagement letter, are reimbursable. The Company's out of pocket costs include expenses such as traveling and lodging. The Company considers the customer reimbursement of Company costs as part of the overall contract price, and subject to the same accounting guidance as any other variable consideration, as it is probable that a significant reversal of revenue will not occur. The cost the Company incurs are fulfillment costs. Therefore, typical out-of-pocket expenses and the reimbursement of such costs from the client are presented on a gross basis and are recognized as revenue at the point in time when such reimbursable costs are incurred. For the year ended June 30, 2026 total expense reimbursements income amounted to approximately $295,000 and presented as part of investing banking and advisory fees.

3. FIXED ASSETS

Fixed assets consist of the following at June 30, 2026:

Furniture and fixtures	$126,789
Less – Accumulated depreciation	(89.851)
Total	$36.938

4. SEGMENT REPORTING

The Company reports its revenue and operating expenses in accordance with FASB ASC 280, Segment Reporting. FASB ASC 280-10 requires that general purpose financial statements include segment information that is prepared using a method referred to as the management approach. The management approach requires that segment information be reported based on how management internally organizes the segments for purposes of allocating resources and assessing performance. The management approach allows financial statement users to see disaggregated information about the entity through the eyes of management and to assess the performance of the segments in the same way that management reviews them.

The company operates as a single reportable segment, focusing on securities broker-dealer activities, which is comprised of merger and acquisition advisory services and private placements of securities as detailed in Note 1. All material financial information, including revenue, expenses, and assets is reviewed and managed by the Company's Chief Operating Decision Maker ("CODM"). Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company has identified the Chief Executives Officer as the CODM. As a result of operating as a single segment entity, the Company's financial statements reflects overall performance without disaggregation into multiple segments. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed in this report.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has signed a lease agreement which commenced on September 1, 2021, and shall expire on October 31, 2026, for its office facilities, some of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord. In accordance with generally accepted accounting principles.

On June 29, 2026, the Company signed a lease agreement effective November 1, 2026, and shall expire on October 31, 2029, for its new office facilities, some of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord. In accordance with generally accepted accounting principles, right-of-use asset and lease liability related to the new lease will be recognized upon commencement of the lease in November 2026.

The Company has adopted FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after June 30, 2019. As of June 30, 2026, the Company recorded a right-of-use asset in the amount of $51,927 and a lease liability in the amount of approximately $63,479. The weighted average remaining lease term is one year. The weighted average discount rate 3.84%. The right-of-use asset is allowable to the extent of an offsetting lease liability.

5. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended June 30, 2026, aggregated to $412,774 and is included in the Occupancy expense line item on the statement of operations.

The future minimum rental commitments under the existing non-cancellable operating lease expiring in October 2026 are approximately $63,500.

In the ordinary course of business, various legal actions may be taken against the Company, and the Company may be the subject of regulatory examinations. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's financial statements.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 but rather relies on Footnote 74 to SEC Release 34-70073 as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers. The Company does not carry accounts of for customer and does not carry PAB accounts. The Company's business activities are exclusively limited to merger and acquisition advisory services and private placements of securities on a best-efforts basis.

7. FAIR VALUE MEASUREMENTS

The Company adopted ASC 820, Fair Value Measurements ("ASC 820"). ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value of the Company's JPM 100% U.S. Treasury FD Intuitional Fund 199 was determined based on "Level 1" inputs and measured based on quoted market prices.

In some cases, the inputs used to measure fair value might fall in different levels of fair value.

7. FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes information about the significant unobservable inputs and ranges used in the fair value measurement of the Company's Level 1 financial instruments as of June 30, 2026.

	Level 1	Level 2	Level 3	Balance as of June 30, 2026
JMP 100% US Treasury Fund Intuitional Fund 199	$19.949.488	$ -	£ -	$19.949.488
Total	$19.949.488	$ -	$ -	$19.949.488

8. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness of $451,493 whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2026, the Company had net capital of $20,042,813 which exceeded requirements by $20,012,713. The Company had a percentage of aggregate indebtedness to net capital of 2.25% as of June 30, 2026.

9. SUBSEQUENT EVENTS

The Company entered into a new lease for a new office space at 300 Atlantic Street, Stamford, Connecticut effective November 1, 2026, and shall expire on October 31, 2029, some of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). The new security deposit in the amount of $174,339, There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord. In accordance with generally accepted accounting principles.

The future minimum rental commitments under non-cancellable operating lease are approximately as follows:

Year ending June 30,	
2027	$593,500
2028	706,700
2029	720,800
2030	241.900
Total	$2.262.900

Management has performed an evaluation of events that have occurred subsequent to June 30, 2026, and through August 27, 2026, the date these financial statements were available to be issued. There have been no material subsequent events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financial statement as of June 30, 2026.